WINTHROP RESIDENTIAL ASSOCIATES I, A LIMITED PARTNERSHIP
                                7 Bulfinch Place
                            Suite 500, P.O. Box 9507
                                Boston, MA 02114

                                November 28, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
500 North Capital Street
Washington, DC 20549
Attention: Jessica Barberich

      Re: Winthrop Residential Associates I, a Limited Partnership Form 10-KSB for the year ended December 31, 2004
            Filed March 31, 2005
            File No. 000-10272

Dear Ms. Barberich,

      On behalf of Winthrop Residential Associates I, A Limited Partnership (the "Partnership"), we are responding to a letter dated October 24, 2005 from Daniel Gordon regarding the Partnership's Form 10-KSB for the year ended December 31, 2004.

      In this regard, please note the following:

            1. Comment: We note that you have not filed your letter on Edgar as correspondence. Please file this letter on Edgar along with all future correspondence with us.

            Response: We have filed our letter dated September 30, 2005 on Edgar. We have filed this response letter on Edgar as well.

            2. Comment: You noted in your letter that you believe that no amendment is required to your partnership's Form 10-KSB for the year ended December 31, 2004; however, Rule 2-05 of Regulation S-X requires you to provide the reports of other auditors if they are relied upon and referred to in your report. Please revise your filing to include the reports of the other auditors that you referenced in your report.

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Page 2
Winthrop Residential Associates I

            Response: We have revised our 10-K filing to include the reports of the other auditors that we have relied upon in compliance with Rule 2-05 of Regulation S-X.

            3. Comment: Please confirm to us that in future filings you will provide the disclosures required by paragraph 24 of FIN 46(R).

            Response: We will provide disclosure in our future filings as required by paragraph 245 of FIN 46(R).

      We believe we have been responsive to the comments raised in your letter and that no amendment is required to the Partnership's Form 10-KSB for the year ended December 31, 2004. We are also providing to the Securities and Exchange Commission an acknowledgement in the form requested. Should you have any further questions, please call me at (617) 570-4636.

                                         Sincerely,

                                         Thomas C. Staples
                                         Chief Financial Officer of One Winthrop
                                         Properties, Inc., general partner

            WINTHROP RESIDENTIAL ASSOCIATES I, A LIMITED PARTNERSHIP
                                7 Bulfinch Place
                            Suite 500, P.O. Box 9507
                                Boston, MA 02114

                                November 28, 2005

Securities and Exchange Commission
500 North Capital Street
Washington, DC 20549

      Re: Winthrop Residential Associates I, a Limited Partnership Form 10-KSB for the year ended December 31, 2004
            Filed March 31, 2005
            File No. 000-10272

Gentlemen:

Reference is made to the Annual Report on Form 10-KSB for the year ended December 31, 2004 filed by Winthrop Residential Associates I, A Limited Partnership (the "Partnership") with the Securities and Exchange Commission (the "Commission").

The Partnership hereby acknowledges that:

1. The Partnership is responsible for the adequacy and accuracy of the disclosure made in the material that is filed with the Commission.

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filed material; and

3. The Partnership may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WINTHROP RESIDENTIAL ASSOCIATES I,
    A LIMITED PARTNERSHIP

By: One Winthrop Properties, Inc.
    Managing General Partner


    By: /s/ Thomas C. Staples
        ----------------------------
        Thomas C. Staples
        Chief Financial Officer